Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING

Final summarized voting map

In the terms of CVM Instruction No. 481/09, discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution by the Extraordinary General Stockholders’ Meeting held on July 27, 2018 at 15:00 p.m. of Itaú Unibanco Holding S.A., a publicly-held company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description	Voting	Number of shares	% over total voting
1	Carry out a stock split by 50% of the current 6,536,090,232 book-entry shares with no par value, of the Company’s capital stock, of which 3,305,526,906 are common shares and 3,230,563,326 are preferred shares:	Approve	3,022,562,951	100.00
		Reject	-	-
		Abstain	-	-
2	Increase the limit of the authorized capital, in the same proportion of the stock split:	Approve	3,022,562,951	100.00
		Reject	-	-
		Abstain	-	-
3	Install the Fiscal Council on a permanent basis:	Approve	3,022,562,951	100.00
		Reject	-	-
		Abstain	-	-
4	Amend the Bylaws to reflect the new composition of the capital stock:	Approve	3,022,562,951	100.00
		Reject	-	-
		Abstain	-	-
5	Amend the Bylaws to reflect the new limit of the authorized capital:	Approve	3,022,562,951	100.00
		Reject	-	-
		Abstain	-	-
6	Amend the Bylaws to provide for the permanent operation of the Fiscal Council:	Approve	3,022,562,951	100.00
		Reject	-	-
		Abstain	-	-
7	Consolidate the Bylaws, with the amendments mentioned in item “4” above and the resulting necessary adjustments to the wording:	Approve	3,022,562,951	100.00
		Reject	-	-
		Abstain	-	-

São Paulo-SP, July 27, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations